                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                                 NCH Corporation
                                 ---------------
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  628850 10 9
                                 --------------
                                 (CUSIP Number)

                                 Robert M. Levy
                            2727 Chemsearch Boulevard
                               Irving, Texas 75062
                                 (972) 438-0638


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 28, 2001
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                                     Irvin L. Levy
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                       [OO]

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [  ]
      PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                                  U.S.

--------------------------------------------------------------------------------
    NUMBER OF SHARES      7     SOLE VOTING POWER                      1,004,163
      BENEFICIALLY
        OWNED BY          ------------------------------------------------------
          EACH            8     SHARED VOTING POWER                       29,000
       REPORTING
         PERSON           ------------------------------------------------------
          WITH            9     SOLE DISPOSITIVE POWER                 1,424,741

                          ------------------------------------------------------

                          10    SHARED DISPOSITIVE POWER                  29,000

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     1,453,741


--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [  ]
      SHARES

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   27.4%


--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                                IN

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                               Lester A. Levy, Sr.
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                       [OO]

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [  ]
      PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                                  U.S.

--------------------------------------------------------------------------------
    NUMBER OF SHARES      7     SOLE VOTING POWER                        625,194
      BENEFICIALLY
        OWNED BY          ------------------------------------------------------
          EACH            8     SHARED VOTING POWER                       29,000
       REPORTING
         PERSON           ------------------------------------------------------
          WITH            9     SOLE DISPOSITIVE POWER                 1,398,362

                          ------------------------------------------------------

                          10    SHARED DISPOSITIVE POWER                  29,000

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     1,427,362


--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [  ]
      SHARES

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   26.9%


--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                                IN

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                                      John I. Levy
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                       [OO]

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [  ]
      PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                                  U.S.

--------------------------------------------------------------------------------
    NUMBER OF SHARES      7     SOLE VOTING POWER                         85,843
      BENEFICIALLY
        OWNED BY          ------------------------------------------------------
          EACH            8     SHARED VOTING POWER                      420,578
       REPORTING
         PERSON           ------------------------------------------------------
          WITH            9     SOLE DISPOSITIVE POWER                    85,843

                          ------------------------------------------------------

                          10    SHARED DISPOSITIVE POWER                       0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        85,843


--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN         [x]
      SHARES

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    1.6%


--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                                IN

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                               Lester A. Levy, Jr.
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                       [OO]

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [  ]
      PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                                  U.S.

--------------------------------------------------------------------------------
    NUMBER OF SHARES      7     SOLE VOTING POWER                         39,044
      BENEFICIALLY
        OWNED BY          ------------------------------------------------------
          EACH            8     SHARED VOTING POWER                      773,168
       REPORTING
         PERSON           ------------------------------------------------------
          WITH            9     SOLE DISPOSITIVE POWER                    39,044

                          ------------------------------------------------------

                          10    SHARED DISPOSITIVE POWER                       0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        39,044


--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN         [x]
      SHARES

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0.7%


--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                                IN

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                                    Robert M. Levy
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                       [OO]

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [  ]
      PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                                  U.S.

--------------------------------------------------------------------------------
    NUMBER OF SHARES      7     SOLE VOTING POWER                         60,250
      BENEFICIALLY
        OWNED BY          ------------------------------------------------------
          EACH            8     SHARED VOTING POWER                      420,578
       REPORTING
         PERSON           ------------------------------------------------------
          WITH            9     SOLE DISPOSITIVE POWER                    60,250

                          ------------------------------------------------------

                          10    SHARED DISPOSITIVE POWER                       0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        60,250


--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN         [x]
      SHARES

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    1.1%


--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                                IN

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                                    Walter M. Levy
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                       [OO]

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [x]
      PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                                  U.S.

--------------------------------------------------------------------------------
    NUMBER OF SHARES      7     SOLE VOTING POWER                         40,889
      BENEFICIALLY
        OWNED BY          ------------------------------------------------------
          EACH            8     SHARED VOTING POWER                      773,168
       REPORTING
         PERSON           ------------------------------------------------------
          WITH            9     SOLE DISPOSITIVE POWER                    40,889

                          ------------------------------------------------------

                          10    SHARED DISPOSITIVE POWER                       0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        40,889


--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN         [x]
      SHARES

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0.8%


--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                                IN

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                                      Ann Levy Cox
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                       [OO]

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [  ]
      PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                                  U.S.

--------------------------------------------------------------------------------
    NUMBER OF SHARES      7     SOLE VOTING POWER                          2,500
      BENEFICIALLY
        OWNED BY          ------------------------------------------------------
          EACH            8     SHARED VOTING POWER                      773,168
       REPORTING
         PERSON           ------------------------------------------------------
          WITH            9     SOLE DISPOSITIVE POWER                     2,500

                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER                       0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         2,500

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN         [x]
      SHARES

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      0%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                                IN



ITEM 1. SECURITY AND ISSUER.

         This Statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, par value $1.00 per share (the "Common Stock"), of NCH Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Chemsearch Boulevard, Irving, Texas 75062.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This Statement of beneficial ownership on Schedule 13D is being filed by Irvin L. Levy, Lester A. Levy, Sr., John I. Levy, Lester A. Levy, Jr., Robert M. Levy, Walter M. Levy and Ann Levy Cox (collectively, the "Reporting Persons"). The Reporting Persons are filing this Statement because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Statement. Except as expressly otherwise set forth in this Statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person. The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 99.1 hereto.

         Irvin L. Levy and Lester A. Levy, Sr. originally filed a Statement of beneficial ownership on Schedule 13G on April 20, 1987 and April 20, 1987, respectively (the "Original Filing"). The stock ownership reported on the Original Filing, as amended thereafter, reflected beneficial ownership that was acquired in 1971, prior to the time both the Company and the Common Stock were registered under Section 12(b) of the Act. This Schedule 13D is being filed by Irvin L. Levy and Lester A. Levy, Sr. pursuant to Rule 13d-1(e)(1) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Act and pursuant to Section 13(d)(3) of the Act.

         This Schedule 13D is being filed by John I. Levy, Lester A. Levy, Jr., Robert M. Levy and Walter M. Levy pursuant to Section 13(d)(3) of the Act.

         (b), (c) The business address of all Reporting Persons is: NCH Corporation, Chemsearch Boulevard, Irving, Texas 75062. Irvin L. Levy is the President, Director and Chairman of the Board of the Company. Lester A. Levy, Sr. was a Director of the Company until July 27, 2000. Each of, John I. Levy, Lester A. Levy, Jr., Robert M. Levy and Walter M. Levy, is an Executive Vice President and a Director of the Company. Ann Levy Cox is neither a director nor an officer of the Company.

         (d), (e) During the last five years, none of the Reporting Persons nor any other person named herein has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Reporting Persons is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares which are subject to this filing were acquired by Irvin L. Levy and Lester A. Levy in 1971, prior to the time the Common Stock and the Company were registered under Section 12(b) of the Act. The share ownership reported by John I. Levy, Lester A. Levy, Jr., Robert M. Levy and Walter M. Levy is attributable to gifts of stock received from time to time or to options granted to them and to shares of Common Stock held by certain family limited partnerships.

ITEM 4. PURPOSE OF THE TRANSACTION.

         On September 28, 2001, Irvin L. Levy, the Company's President and Chairman, and his brother, Lester A. Levy, Sr., submitted a proposal to the Board of Directors of the Company pursuant to which certain members of the Levy family (the "Levy Group") would acquire all of the outstanding shares of Common Stock of the Company not already owned by them, for $47.50 per share in cash.

         The proposal contemplates that the consummation of the proposed transaction is subject to the execution of definitive merger and financing agreements and obtaining any necessary regulatory approvals. The Levy Group has reserved the right to amend or withdraw the proposal. In connection with the transaction, the Levy Group has retained Deutsche Banc Alex Brown Inc. and Debevoise & Plimpton, as investment bankers and legal counsel, respectively, to advise them in connection with this matter.

IMPORTANT INFORMATION: A MERGER OR TENDER OFFER FOR THE OUTSTANDING SHARES OF THE COMPANY COMMON STOCK HAS NOT YET COMMENCED. IF A MERGER OR TENDER OFFER

COMMENCES, EACH SECURITY HOLDER OF THE COMPANY SHOULD READ THE PROXY STATEMENT OR TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER OR TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF THE COMPANY CAN OBTAIN THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

         This summary of the Levy Group's proposal to the Board of Directors of the Company does not purport to be complete and is qualified in its entirety by reference to the complete text of the proposal letter attached as Exhibit 99.2 hereto. Attached as Exhibit 99.3 is a copy of the press release issued by the Company in connection with the proposal. Exhibits 99.2 and 99.3 are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a), (b) As of the close of business on September 28, 2001, Irvin L. Levy had beneficial ownership of 1,453,741 (approximately 27%) of the outstanding shares of NCH Corporation Common Stock. Of such shares, 29,000 shares are held by Irvin L. Levy as co-trustee with Lester A. Levy, Sr., his brother, over which he shares voting and investment power and 420,578 shares are indirectly held by Irving L. Levy through a family limited partnership, over which he does not have any voting power. As permitted by Rule 13d-4 promulgated by the Commission pursuant to Section 13 of the Act, Irvin L. Levy disclaims beneficial ownership within the meaning of Section 13(d) or 13(g) of the Act of the 29,000 shares of the Company held in the trust.

         As of the close of business on September 28, 2001, Lester A. Levy, Sr. had beneficial ownership of 1,427,362 (approximately 27%) of the outstanding shares of the Company Common Stock. Of such shares, 29,000 shares are held by Lester A. Levy, Sr. as co-trustee with Irvin L. Levy, his brother, over which he shares voting and investment power and 773,168 shares are indirectly held by Lester A. Levy, Sr. through a family limited partnership, over which he does not have any voting power. As permitted by Rule 13d-4 promulgated by the Commission pursuant to Section 13 of the Act, Lester A. Levy, Sr. disclaims beneficial ownership within the meaning of Section 13(d) or 13(g) of the Act of the 29,000 shares of the Company held in the trust.

         As of the close of business on September 28, 2001, John I. Levy had beneficial ownership of 85,843 (approximately 2%) of the outstanding shares of the Company Common Stock. Of such shares, 15,102 shares may be acquired by John
I. Levy through the exercise of stock options which are exercisable within sixty
(60) days of September 28, 2001, 1,576 shares are owned by John I. Levy's wife, and 2,244 shares are held by a trust for the benefit of John I. Levy's children. John I. Levy shares with his brother, Robert M. Levy, voting power over 420,578 shares of the Company Common Stock indirectly held by his father, Irvin L. Levy, in a family limited partnership. As permitted by Rule 13d-4 promulgated by the Commission pursuant to Section 13 of the Act, John I. Levy disclaims beneficial ownership within the meaning of Section 13(d) or 13(g) of the Act of the 1,576 shares of the Company held by his wife, the 2,244 shares of the Company held for the benefit of his children and the 420,578 shares over which he shares voting power.

         As of the close of business on September 28, 2001, Lester A. Levy, Jr. had beneficial ownership of 39,044 (approximately 1%) of the outstanding shares of the Company Common Stock. Of such shares, 15,102 shares may be acquired by Lester A. Levy, Jr. through the exercise of stock options which are exercisable within sixty (60) days of September 28, 2001. Lester A. Levy, Jr. shares with his brother, Walter M. Levy, and his sister, Ann Levy Cox, voting power over 773,168 shares of the Company Common Stock indirectly held by his father, Lester
A. Levy, Sr. in a family limited partnership. Lester A. Levy disclaims beneficial ownership within the meaning of Section 13(d) or 13(g) of the Act of the 773,168 shares of the Company over which he shares voting power.

         As of the close of business on September 28, 2001, Robert M. Levy had beneficial ownership of 60,250 (approximately 1%) of the outstanding shares of the Company Common Stock. Of such shares, 15,102 shares may be acquired by Robert M. Levy through the exercise of stock options which are exercisable within sixty (60) days of September 28, 2001. Robert M. Levy shares with his brother, John I. Levy, voting power over 420,578 shares of the Company Common Stock indirectly held by his father, Irvin L. Levy, in a family limited partnership. Robert L. Levy disclaims beneficial ownership within the meaning of
Section 13(d) or 13(g) of the Act of the 420,578 shares of the Company over which he shares voting power.

         As of the close of business on September 28, 2001, Walter M. Levy had beneficial ownership of 40,889 (approximately 1%) of the outstanding shares of the Company Common Stock. Of such shares, 15,102 shares (less than 1%) may be acquired by Walter M. Levy through the exercise of stock options which are exercisable within sixty (60) days of September 28, 2001, 1,295 shares are owned by Walter M. Levy's wife, and 6,315 shares are held by a trust for the benefit of John I. Levy's children. Walter M. Levy shares with his brother, Lester A. Levy, Jr., and his sister, Ann Levy Cox, voting power over 773,168 shares of the Company Common Stock indirectly held by his father, Lester A. Levy, Sr., in a family limited partnership. As permitted by Rule 13d-4 promulgated by the Commission pursuant to Section 13 of the Act, Walter M. Levy disclaims beneficial ownership within the meaning of Section 13(d) or 13(g) of the Act of the 1,295 shares of the Company held by his wife, the 6,315 shares of the Company held for the benefit of his children and the 773,168 shares over which he shares voting power.

         As of close of business on September 28, 2001, Ann Levy Cox had beneficial ownership of 2,500 of the outstanding shares of the Company Common Stock. Ann Levy Cox shares with her brothers, Walter M. Levy and Lester A. Levy, Jr., voting power over 773,168 shares of the Company Common Stock indirectly held by her father, Lester A. Levy, Sr. in a family limited partnership. As permitted by Rule 13d-4 promulgated by the Commission pursuant to Section 13 of the Act, Ann Levy Cox disclaims beneficial ownership within the meaning of
Section 13(d) or 13(g) of the Act of the 773,168 shares over which she shares voting power.

         (c) Except as set forth in this Item 5, to the best knowledge of each Reporting Person, none of the Reporting Persons and no other person described in
Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock of the Company.

         (d) To the best knowledge of each Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Company beneficially owned by the Reporting Persons.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1. Joint Filing Agreement, among each of the Reporting Persons, dated October 5, 2001.

Exhibit 99.2. Letter from Irvin L. Levy and Lester A. Levy, Sr. to the Board of Directors of NCH Corporation, dated September 28, 2001.

Exhibit 99.3. NCH Corporation Press Release, dated October 1, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2001

                                             /s/ Irvin L. Levy
                                             -----------------------------------
                                             Irvin L. Levy


                                             /s/ Lester A. Levy, Sr.
                                             -----------------------------------
                                             Lester A. Levy, Sr.


                                             /s/ John I. Levy
                                             -----------------------------------
                                             John I. Levy


                                             /s/ Robert M. Levy
                                             -----------------------------------
                                             Robert M. Levy


                                             /s/ Lester A. Levy, Jr.
                                             -----------------------------------
                                             Lester A. Levy, Jr.


                                             /s/ Walter M. Levy
                                             -----------------------------------
                                             Walter M. Levy


                                             /s/ Ann Levy Cox
                                             -----------------------------------
                                             Ann Levy Cox